FORM 12B-25/A

                                              COMMISSION FILE NUMBER:
                                                        CUSIP NUMBER:  639515AB1
                                                                       639515402

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

(Check One)  |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form N-SAR


For Period Ended: December 25, 1999

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR


For the Transition Period Ended:  ___________________________________________


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1-REGISTRANT INFORMATION

         Nebco Evans Holding Company
         545 Steamboat Road
         Greenwich, CT 06830

PART II-RULES 12B-25(B) AND  (C)

By this filing, the registrant amends the date by which Form 10-K will be filed.

PART III-NARRATIVE

In connection with AmeriServe's filing of a voluntary petition under Chapter 11 of the United States Bankruptcy Code, significant ongoing demands on its personnel preclude filing of Form 10-K within the period, pursuant to Rule 12b-25(b), following the prescribed due date without unreasonable effort and expense. The Form 10-K will be filed as soon as practicable under the circumstances.

PART IV-OTHER INFORMATION

N/A

                           NEBCO EVANS HOLDING COMPANY

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    April 10, 2000



By:      /s/ KEVIN J. ROGAN
         ------------------
         Kevin J. Rogan
         Vice President and Secretary